RECEIVED

2007 JUL 10 P 3:

[redacted]

07025085

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 July 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company 6.2 Regulatory Inquiry Outcome 6.3 Holdings in Company

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

dw 7/11

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
21 June 2007

RECEIVED
2007 JUL 10 P 3:-
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (Pep) Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19 June 2007

6. Date on which issuer notified:

20 June 2007

7. Threshold(s) that is/are crossed or reached:

Reached 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
Ord GBP 0.01	Number of shares	Number of voting Rights (viii)
B082RF1	90,028,765	90,028,765

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01 B082RF1	92,278,765	0	92,278,765	0%	5.085%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
92,278,765	5.085%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

38,621 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Holdings Ltd, a wholly owned subsidiary of Lloyds Bank Subsidiaries Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

112,652 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

73,451 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

3,221 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

644,247 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

91,406,573 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number:

+ 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit (Philip Mason)

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number:

+44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit

taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

RECEIVED
2007 JUL 10 P 3:

Rentokil Initial PLC - Regulatory Inquiry Outcome

RNS Number:1535Z

Rentokil Initial PLC

27 June 2007

27 June 2007

OUTCOME OF FRENCH REGULATORY INQUIRY

Further to the announcement made in November 2006, Initial BTB SA, a Rentokil Initial subsidiary operating in the washroom services and linen and garment rental market in France, has now received the judgment of the French Competition Council relating to allegations that certain of its activities in a period between 1997 and 2002 infringed competition laws. As a result, Initial BTB will pay a fine of Euro5.25 million.

Initial BTB co-operated in all respects with the inquiry, which has now been concluded. The amount of the fine was provided for in 2006.

Rentokil Initial's policy has been and remains to conduct its business in full

compliance with all applicable competition laws. Enhanced training programmes and communication procedures have been introduced across the group to reinforce this policy and our employees' understanding of their obligations.

- Ends -

Notes to Editors:

Rentokil Initial plc is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, plants, parcel delivery and facilities services.

For further information, please contact:

Rentokil Initial plc Tel: +44 (0) 20 7866 3000

Malcolm Padley, Corporate Communications

Lisa Williams, Investor Relations

Brunswick Group Tel: +44 (0) 20 7404 5959

Kate Holgate, Jon Rhodes

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCBLGDLSBDGGRR

3

Rentokil Initial

RECEIVED

Rentokil Initial PLC - Holding(s) in Company

RNS Number:3218Z

Rentokil Initial PLC

29 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Jeffrey W. Ubben

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

4. *Full name of shareholder(s) (if different from 3.) (iv):*

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

27 June 2007

6. Date on which issuer notified:

28 June 2007

7. Threshold(s) that is/are crossed or reached:

Reached 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible Situation previous to the Triggering transaction (vi)

using the ISIN CODE

Ord GBP 0.01 Number of shares Number of voting Rights (viii)

54,042,950 54,042,950

B082RF1

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

Direct Direct (x) Indirect (xi) Direct Indirect

Ord GBP 0.01 56,042,950 0 56,042,950 0% 3.1%

B082RF1

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Date Exercise/Conversion Number of voting rights % of voting rights

financial (xiii) Period/ Date (xiv) that may be acquired if the

instrument instrument is exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

56,042,950 3.1%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (50,169,363 ordinary shares) and ValueAct Capital Master Fund III, L.P. (5,873,587 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Masters Fund, L.P. and the ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey

W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management LLC and controls those entities.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7866 3021

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full *name (including legal form for legal entities)*:

Jeffrey W. Ubben

ValueAct Capital Management, LLC

Value Act Capital Management, L.P.

Contact address (registered office for legal entities):

435 Pacific Avenue, 4th Floor

San Francisco, CA 94133

USA

Phone number:

+ 001 415 362 3700

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Jeffrey W. Ubben

Contact address:

435 Pacific Avenue, 4th Floor

San Francisco, CA 94133

USA

Phone number:

+001 415 362 3700

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed

with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit

taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see

DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights

number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct *shareholder* (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include

the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUKRURBURNUAR

END